State of Delaware
Secretary of State
Division of Corporations
Delivered 05:49 PM 03/31/2005
FILED 05:24 PM 03/31/2005
SRV 050264192 - 3948611 FILE

CERTIFICATE OF FORMATION
OF
ERA FBO LLC

FIRST: The name of the limited liability company is Era FBO LLC.

SECOND: The address of its Registered Agent in the State of Delaware is Suite 804, 1220 N. Market Street in the City of Wilmington, County of New Castle. The name of its Registered Agent at such address is Registered Agents, Ltd.

THIRD: The purpose of the limited liability company shall be to engage in any lawful act or activity for which a limited liability company may be formed under the Limited Liability Company law of the State of Delaware.

FOURTH: The limited liability company shall have perpetual existence.

FIFTH: Management of the limited liability company is vested in the member(s) in accordance with their ownership interests, unless this is varied by the operating agreement. A limited liability company member may not assign, either wholly or partially, the right to participate in management without the written consent of all limited liability company member(s). From this day hence, the undersigned has fulfilled the duties of Organizer and relinquishes all further duties to the initial Member(s) of Era FBO LLC. The initial member(s) of the limited liability company shall be:

Era Aviation, Inc.

SIXTH: The name and mailing address of the person forming this limited liability company at the instruction of its member(s) is as follows:

Mary Lyde Esposito
Suite 804, 1220 N. Market Street
Wilmington, DE 19801

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Era FBO LLC on this thirty-first day of March, 2005.

Mary Lyde Esposito
Mary Lyde Esposito
Organizer